Exhibit 99.2
Shell plc
Three and nine month periods ended September 30, 2023
Unaudited Condensed Interim Financial Report

Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 3rd QUARTER 2023 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Nine months
Q3 2023	Q2 2023	Q3 2022	%¹		Reference	2023	2022	%
7,044	3,134	6,743	+125	Income/(loss) attributable to Shell plc shareholders		18,887	31,899	-41
6,224	5,073	9,454	+23	Adjusted Earnings	A	20,944	30,055	-30
16,336	14,435	21,512	+13	Adjusted EBITDA	A	52,204	63,689	-18
12,332	15,130	12,539	-18	Cash flow from operating activities		41,622	46,009	-10
(4,827)	(3,015)	(5,049)		Cash flow from investing activities		(12,080)	(15,530)
7,505	12,116	7,490		Free cash flow	G	29,542	30,479
5,649	5,130	5,426		Cash capital expenditure	C	17,280	17,515
10,097	9,653	9,359	+5	Operating expenses	F	29,062	28,363	+2
9,735	9,607	9,893	+1	Underlying operating expenses	F	28,635	28,419	+1
12.0%	11.6%	17.3%		ROACE on a Net income basis	D	12.0%	17.3%
12.5%	13.4%	14.7%		ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis	D	12.5%	14.7%
82,147	84,366	81,990		Total debt	E	82,147	81,990
40,470	40,310	48,343		Net debt	E	40,470	48,343
17.3%	17.3%	20.3%		Gearing	E	17.3%	20.3%
2,706	2,731	2,766	-1	Total production available for sale (thousand boe/d)		2,779	2,875	-3
1.06	0.46	0.93	+130	Basic earnings per share ($)		2.78	4.29	-35
0.93	0.75	1.30	+24	Adjusted Earnings per share ($)	B	3.08	4.04	-24
0.3310	0.3310	0.2500	—	Dividend per share ($)		0.9495	0.7500	+27
1.Q3 on Q2 change
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the second quarter 2023, mainly reflected higher refining margins, higher realised oil prices, higher LNG trading and optimisation results, and higher Upstream production, partly offset by lower Integrated Gas volumes.
Third quarter 2023 income attributable to Shell plc shareholders also included impairment charges, largely offset by favourable movements due to the fair value accounting of commodity derivatives. These charges and favourable movements are included in identified items amounting to a net loss of $0.1 billion in the quarter. This compares with identified items in the second quarter 2023 which amounted to a net loss of $1.6 billion and mainly related to net impairment charges and reversals of $1.7 billion.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items and the cost of supplies adjustment of negative $1.0 billion.
Cash flow from operating activities for the third quarter 2023 was $12.3 billion, and primarily driven by Adjusted EBITDA, and a working capital inflow of $0.4 billion, partly offset by tax payments of $3.2 billion, and derivatives of $2.5 billion. The working capital inflow mainly reflected accounts receivable and payable movements, partly offset by inventory movements due to higher prices and higher volumes.
Cash flow from investing activities for the quarter was an outflow of $4.8 billion, and included cash capital expenditure of $5.6 billion, and divestment proceeds of $0.3 billion.
Shell plc            Unaudited Condensed Interim Financial Report            2

Net debt and Gearing: At the end of the third quarter 2023, net debt was $40.5 billion, compared with $40.3 billion at the end of the second quarter 2023. Gearing was 17.3% at the end of the third quarter 2023 and in line with the end of the second quarter 2023.
Shareholder distributions
Total shareholder distributions in the quarter amounted to $4.9 billion comprising repurchases of shares of $2.7 billion and cash dividends paid to Shell plc shareholders of $2.2 billion. Dividends declared to Shell plc shareholders for the third quarter 2023 amount to $0.3310 per share. Shell has now completed $3 billion of share buybacks announced in the second quarter 2023 results announcement. Today, Shell announces a share buyback programme of $3.5 billion which is expected to be completed by the fourth quarter 2023 results announcement.
Nine Months Analysis1
Income attributable to Shell plc shareholders, compared with the first nine months 2022, reflected lower realised oil and gas prices, lower volumes, and lower refining margins, partly offset by higher Marketing margins, and higher LNG trading and optimisation results.
First nine months 2023 income attributable to Shell plc shareholders also included net impairment charges and reversals of $2.3 billion which are included in identified items amounting to a net loss of $2.2 billion. This compares with identified items in the first nine months 2022 which amounted to a net loss of $0.3 billion.
Adjusted Earnings and Adjusted EBITDA2 for the first nine months 2023 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for identified items and the cost of supplies adjustment of negative $0.2 billion.
Cash flow from operating activities for the first nine months 2023 was $41.6 billion, and primarily driven by Adjusted EBITDA, and working capital inflow of $4.5 billion, partly offset by tax payments of $10.1 billion, and derivatives of $5.1 billion.
Cash flow from investing activities for the first nine months 2023 was an outflow of $12.1 billion and included cash capital expenditure of $17.3 billion, divestment proceeds of $2.5 billion, and net other investing cash inflows of $1.2 billion.
This Unaudited Condensed Interim Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors3.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
3.Not incorporated by reference.
THIRD QUARTER 2023 PORTFOLIO DEVELOPMENTS
Integrated Gas
In October 2023, we completed the previously announced sale of our participating interest of 35% in Indonesia’s Masela production-sharing contract to Indonesia’s PT Pertamina Hulu Energi and PETRONAS Masela Sdn. Bhd. The participating interest includes the Abadi gas project.
In October 2023, we and our partners in the Oman LNG LLC venture signed an amended shareholders’ agreement for Oman LNG LLC (Oman LNG) extending the business beyond 2024. We will remain the largest private shareholder in Oman LNG, with a 30% shareholding.
Upstream
In August 2023, we announced that gas production has started at the Timi platform in Malaysia under the SK318 production-sharing contract (Shell interest 75%).
Shell plc            Unaudited Condensed Interim Financial Report            3

PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Nine months
Q3 2023	Q2 2023	Q3 2022	%¹		Reference	2023	2022	%
2,154	754	5,736	+186	Segment earnings[2]		5,318	16,919	-69
(375)	(1,744)	3,417		Of which: Identified items	A	(4,625)	6,750
2,529	2,498	2,319	+1	Adjusted Earnings²	A	9,944	10,169	-2
4,871	4,827	5,393	+1	Adjusted EBITDA[2]	A	17,180	18,237	-6
4,009	3,628	6,664	+11	Cash flow from operating activities	A	13,923	21,283	-35
1,099	1,089	956		Cash capital expenditure	C	3,000	2,739
122	142	123	-14	Liquids production available for sale (thousand b/d)		134	129	+4
4,517	4,895	4,645	-8	Natural gas production available for sale (million scf/d)		4,744	4,597	+3
900	985	924	-9	Total production available for sale (thousand boe/d)		952	922	+3
6.88	7.17	7.24	-4	LNG liquefaction volumes (million tonnes)		21.23	22.90	-7
16.01	16.03	15.66	—	LNG sales volumes (million tonnes)		49.01	49.16	—
1.Q3 on Q2 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
Integrated Gas includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. Integrated Gas also includes the marketing, trading and optimisation of LNG, including LNG as a fuel for heavy-duty vehicles.
Quarter Analysis1
Segment earnings, compared with the second quarter 2023, reflected the combined effect of higher contributions from trading and optimisation and higher realised prices from liquid products (increase of $368 million), partly offset by lower volumes (decrease of $159 million).
Third quarter 2023 segment earnings also included unfavourable movements of $340 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases and sales. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These unfavourable movements are part of identified items and compare with the second quarter 2023 which included net impairment charges and reversals of $1,438 million and unfavourable movements of $293 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and working capital inflows of $348 million, partly offset by tax payments of $679 million, and net cash outflows related to derivatives of $454 million.
Total oil and gas production, compared with the second quarter 2023, decreased by 9% mainly due to higher planned maintenance at Prelude, in Trinidad and Tobago and production-sharing contract effects in Pearl GTL. LNG liquefaction volumes decreased by 4% mainly due to higher maintenance at Prelude.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2022, reflected lower volumes (decrease of $540 million), and the net effect of lower realised prices and higher contributions from trading and optimisation (decrease of $172 million), partly offset by lower operating expenses (decrease of $159 million).
First nine months 2023 segment earnings also included unfavourable movements of $2,821 million due to the fair value accounting of commodity derivatives and net impairment charges and reversals of $1,700 million. These unfavourable movements and net impairment charges and reversals are part of identified items and compare with the first nine months 2022 which included favourable movements of $6,980 million due to the fair value accounting of commodity derivatives, and gains of $779 million from net impairment charges and reversals, partly offset by other impacts of $608 million, which mainly comprised loan write-downs, as well as charges of $387 million due to provisions for onerous contracts.
Shell plc            Unaudited Condensed Interim Financial Report            4

Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first nine months 2023 was primarily driven by Adjusted EBITDA, and working capital inflow of $2,677 million, partly offset by net cash outflows related to derivatives of $3,071 million, and tax payments of $2,843 million.
Total oil and gas production, compared with the first nine months 2022, increased by 3% mainly due to lower maintenance in Pearl GTL, Trinidad and Tobago, and ramp-up of new fields in Oman and Canada, partly offset by derecognition of Sakhalin-related volumes, and production-sharing contract effects in Pearl GTL. LNG liquefaction volumes decreased by 7% mainly due to the derecognition of Sakhalin-related volumes.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Shell plc            Unaudited Condensed Interim Financial Report            5

UPSTREAM

Quarters				$ million		Nine months
Q3 2023	Q2 2023	Q3 2022	%¹		Reference	2023	2022	%
1,983	1,586	5,357	+25	Segment earnings[2]		6,349	14,843	-57
(238)	(98)	(539)		Of which: Identified items	A	(357)	585
2,221	1,684	5,896	+32	Adjusted Earnings²	A	6,706	14,258	-53
7,412	6,447	12,539	+15	Adjusted EBITDA[2]	A	22,696	32,682	-31
5,336	4,519	8,343	+18	Cash flow from operating activities	A	15,663	22,417	-30
2,007	2,029	1,733		Cash capital expenditure	C	5,906	6,298
1,311	1,283	1,273	+2	Liquids production available for sale (thousand b/d)		1,313	1,333	-1
2,564	2,425	2,995	+6	Natural gas production available for sale (million scf/d)		2,687	3,341	-20
1,753	1,701	1,789	+3	Total production available for sale (thousand boe/d)		1,776	1,909	-7
1.Q3 on Q2 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Segment earnings, compared with the second quarter 2023, mainly reflected higher realised liquids prices (increase of $525 million) and higher volumes (increase of $392 million).
Third quarter 2023 segment earnings also included legal provisions of $169 million and charges of $62 million related to the impact of the weakening Brazilian real on a deferred tax position. These losses are part of identified items, and compare with the second quarter 2023 which included charges of $127 million due to Brazil oil export tax and a $65 million charge relating to impairments, partly offset by gains of $92 million related to the impact of the strengthening Brazilian real on a deferred tax position.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by tax payments of $2,090 million.
Total production, compared with the second quarter 2023, increased mainly due to higher performance in Deep Water.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2022, mainly reflected lower realised oil and gas prices (decrease of $4,641 million), lower volumes (decrease of $1,654 million), and the comparative adverse impact of $1,037 million relating to storage and working gas transfer effects, partly offset by lower operating expenses (decrease of $673 million).
First nine months 2023 segment earnings also included charges of $188 million from impairments, legal provisions of $169 million and deferred tax charges of $132 million due to amendments to IAS 12, partly offset by gains of $106 million due to fair value accounting of commodity derivatives. These gains and losses are part of identified items, and compare with the first nine months 2022 which included a gain of $982 million related to net impairment charges and reversals, and losses of $529 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first nine months 2023 was primarily driven by Adjusted EBITDA and higher tax payments of $6,455 million, partly offset by a working capital inflow of $374 million.
Total production, compared with the first nine months 2022, decreased mainly due to the impact of divestments and field decline, partly offset by ramp-up of new fields.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Shell plc            Unaudited Condensed Interim Financial Report            6

MARKETING

Quarters				$ million		Nine months
Q3 2023	Q2 2023	Q3 2022	%¹		Reference	2023	2022	%
702	970	757	-28	Segment earnings²		2,809	1,758	+60
(18)	76	(63)		Of which: Identified items	A	320	(550)
720	894	820	-20	Adjusted Earnings²	A	2,488	2,308	+8
1,519	1,604	1,505	-5	Adjusted EBITDA[2]	A	4,700	4,280	+10
880	1,412	2,299	-38	Cash flow from operating activities	A	3,378	1,315	+157
917	670	746		Cash capital expenditure	C	4,273	2,838
2,654	2,607	2,581	+2	Marketing sales volumes (thousand b/d)		2,570	2,490	+3
1.Q3 on Q2 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, marine, and agricultural sectors.
Quarter Analysis1
Segment earnings, compared with the second quarter 2023, reflected one-off tax charges (increase of $105 million), and higher operating expenses (increase of $67 million). Marketing margins were in line with the second quarter 2023 and included lower Mobility fuel margins due to rising feedstock costs and lower Lubricants margins, offset by higher Sectors & Decarbonisation margins.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, the timing of payments relating to emissions and biofuel programmes of $90 million, and non-cash cost-of-sales (CCS) adjustments of $70 million. These inflows were partly offset by working capital outflows of $533 million and tax payments of $224 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the second quarter 2023, increased mainly due to seasonality in Aviation.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2022, reflected higher Marketing margins (increase of $1,097 million) due to higher unit margins and volumes. These were partly offset by higher operating expenses (increase of $613 million) including the impact of asset acquisitions and higher volumes, and higher depreciation charges (increase of $174 million).
First nine months 2023 segment earnings also included gains of $298 million related to indirect tax credits, and favourable movements of $51 million due to the fair value accounting of commodity derivatives. These gains are part of identified items and compare with the first nine months 2022 which included losses of $236 million from net impairments and reversals, net losses of $111 million related to the sale of assets, unfavourable movements of $88 million due to the fair value accounting of commodity derivatives, and provisions for onerous contracts of $62 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first nine months 2023 was primarily driven by Adjusted EBITDA, and the timing of payments relating to emissions and biofuel programmes of $279 million. These inflows were partly offset by working capital outflows of $971 million, tax payments of $464 million, and non-cash cost-of-sales (CCS) adjustments of $140 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first nine months 2022, increased mainly due to improved demand in Aviation and Mobility asset acquisitions.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Shell plc            Unaudited Condensed Interim Financial Report            7

CHEMICALS AND PRODUCTS

Quarters				$ million		Nine months
Q3 2023	Q2 2023	Q3 2022	%¹		Reference	2023	2022	%
1,173	349	980	+236	Segment earnings²		3,322	4,183	-21
(207)	(100)	208		Of which: Identified items	A	(285)	208
1,380	450	772	+207	Adjusted Earnings²	A	3,607	3,975	-9
2,591	1,300	1,797	+99	Adjusted EBITDA[2]	A	6,940	6,988	-1
2,379	2,110	3,385	+13	Cash flow from operating activities	A	6,779	9,787	-31
879	669	828		Cash capital expenditure	C	2,160	3,051
1,334	1,335	1,434	—	Refinery processing intake (thousand b/d)		1,360	1,391	-2
1,548	1,466	1,803	+6	Refining & Trading sales volumes (thousand b/d)		1,573	1,666	-6
2,998	2,828	2,879	6	Chemicals sales volumes (thousand tonnes)		8,656	9,264	-7
1.Q3 on Q2 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Segment earnings, compared with the second quarter 2023, reflected higher Products margins (increase of $849 million) mainly driven by higher refining margins due to lower global product supply and higher margins from trading and optimisation. Segment earnings also reflected higher Chemicals margins (increase of $55 million) including higher income from joint ventures and associates. In addition, the third quarter 2023 reflected lower operating expenses (decrease of $68 million).
Third quarter 2023 segment earnings also included losses of $79 million from net impairments and reversals, legal provisions of $74 million, and unfavourable movements of $53 million due to the fair value accounting of commodity derivatives. These losses are part of identified items, and compare with the second quarter 2023 which included losses of $76 million from net impairments and reversals.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the third quarter 2023, Chemicals had negative adjusted earnings of $329 million and Products had positive adjusted earnings of $1,710 million.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and non-cash cost-of-sales (CCS) adjustments of $1,280 million. These inflows were partly offset by the timing of payments relating to emissions and biofuel programmes of $634 million, working capital outflows of $619 million, and cash outflows relating to commodity derivatives of $372 million.
Chemicals manufacturing plant utilisation was 70%, in line with the second quarter 2023.
Refinery utilisation was 84% compared with 85% in the second quarter 2023.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2022, reflected lower Products margins (decrease of $577 million) mainly driven by lower refining margins partly offset by higher margins from trading and optimisation. The segment earnings also reflected higher depreciation charges (increase of $466 million), and higher operating expenses (increase of $107 million) with both depreciation and operating expenses including the start-up of operations at Shell Polymers Monaca in the USA. These were partly offset by higher Chemicals margins (increase of $409 million).
First nine months 2023 segment earnings also included losses of $227 million from net impairments and reversals, legal provisions of $74 million and favourable movements of $84 million related to the fair value accounting of commodity derivatives. These gains and losses are part of identified items, and compare with the first nine months 2022 which included gains of $181 million related to the sale of assets, gains of $87 million related to the remeasurement of redundancy and restructuring costs, favourable movements of $67 million related to the fair value accounting of commodity derivatives, and losses of $142 million from net impairments and reversals.
Shell plc            Unaudited Condensed Interim Financial Report            8

Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the first nine months 2023, Chemicals had negative adjusted earnings of $1,130 million and Products had positive adjusted earnings of $4,737 million.
Cash flow from operating activities for the first nine months 2023 was primarily driven by Adjusted EBITDA, non-cash cost-of-sales (CCS) adjustments of $401 million, cash inflows relating to commodity derivatives of $235 million, and dividends (net of profits) from joint ventures and associates of $78 million. These inflows were partly offset by working capital outflows of $744 million, the timing of payments relating to emissions and biofuel programmes of $254 million, and tax payments of $211 million.
Chemicals manufacturing plant utilisation was 70% compared with 79% in the first nine months 2022, mainly due to unplanned maintenance and economic optimisation in the first nine months 2023.
Refinery utilisation was 87% compared with 84% in the first nine months 2022, due to lower planned maintenance.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Shell plc            Unaudited Condensed Interim Financial Report            9

RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million		Nine months
Q3 2023	Q2 2023	Q3 2022	%¹		Reference	2023	2022	%
600	530	(4,023)	+13	Segment earnings[2]		3,329	(5,732)	+158
667	301	(4,406)		Of which: Identified items	A	2,778	(7,184)
(67)	228	383	-129	Adjusted Earnings[2]	A	551	1,452	-62
79	438	530	-82	Adjusted EBITDA[2]	A	1,186	2,064	-43
(34)	3,192	(8,051)	-101	Cash flow from operating activities	A	4,249	(9,068)	+147
659	556	1,086		Cash capital expenditure	C	1,655	2,393
76	67	67	+14	External power sales (terawatt hours)[3]		211	177	+19
170	172	157	-1	Sales of pipeline gas to end-use customers (terawatt hours)[4]		563	603	-7
1.Q3 on Q2 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
3.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
4.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions includes activities such as renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits, and digitally enabled customer solutions. It also includes the production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
Quarter Analysis1
Segment earnings, compared with the second quarter 2023, reflected lower margins (decrease of $170 million) mainly due to seasonal impacts primarily in Europe and from trading and optimisation, and higher operating expenses (increase of $88 million).
Third quarter 2023 segment earnings also included favourable movements of $506 million due to the fair value accounting of commodity derivatives, a gain of $312 million mainly related to a previously novated gas supply contract (see Note 8), partly offset by losses of $76 million on the sale of assets, and $75 million of net impairment charges and reversals. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These favourable movements and losses are part of identified items and compare with the second quarter 2023 which included favourable movements of $310 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. Most Renewables and Energy Solutions activities were loss-making in the third quarter 2023, partly offset by positive adjusted earnings from trading and optimisation.
Cash flow from operating activities for the quarter was primarily driven by cash outflows related to derivatives of $1,407 million, and tax payments of $258 million, partly offset by working capital inflows of $1,188 million.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2022, reflected lower margins (decrease of $420 million) mainly from trading and optimisation for gas and power partly offset by Energy Marketing, and higher operating expenses (increase of $291 million).
Nine months 2023 segment earnings also included favourable movements of $2,632 million due to the fair value accounting of commodity derivatives. These favourable movements are part of identified items and compare with the first nine months 2022 which included unfavourable movements of $7,192 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. Most Renewables and Energy Solutions activities were loss-making for the first nine months 2023, partly offset by positive adjusted earnings from trading and optimisation.
Cash flow from operating activities for the first nine months 2023 was primarily driven by working capital inflows of $4,693 million, and Adjusted EBITDA, partly offset by net cash outflows related to derivatives of $1,719 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
Shell plc            Unaudited Condensed Interim Financial Report            10

2.Adjusted EBITDA is without taxation.
Additional Growth Measures

Quarters					Nine months
Q3 2023	Q2 2023	Q3 2022	%¹		2023	2022	%
				Renewable power generation capacity (gigawatt):
2.5	2.5	2.2	—	– In operation[2]	2.5	2.2	+13
4.9	4.6	3.0	+6	– Under construction and/or committed for sale[3]	4.9	3.0	+62
1.Q3 on Q2 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained.

CORPORATE

Quarters			$ million		Nine months
Q3 2023	Q2 2023	Q3 2022		Reference	2023	2022
(460)	(701)	(543)	Segment earnings[1]		(2,225)	(1,807)
22	(48)	28	Of which: Identified items	A	(50)	(62)
(482)	(654)	(571)	Adjusted Earnings[1]	A	(2,175)	(1,745)
(136)	(180)	(251)	Adjusted EBITDA[1]	A	(499)	(562)
(238)	269	(100)	Cash flow from operating activities	A	(2,372)	276
1.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Corporate segment covers the non-operating activities supporting Shell, comprising Shell’s holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. All finance expense and income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Segment earnings, compared with the second quarter 2023, reflected favourable movements in net interest expense and currency exchange rate effects.
Adjusted EBITDA2 was mainly driven by favourable currency exchange rate effects.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2022, were primarily driven by unfavourable movements in tax credits, partly offset by favourable currency exchange rate effects.
Adjusted EBITDA2 was mainly driven by favourable currency exchange rate effects.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
OUTLOOK FOR THE FOURTH QUARTER 2023
Cash capital expenditure for full year 2023 is expected to be within ~$23 - $25 billion.
Integrated Gas production is expected to be approximately 870 - 930 thousand boe/d. LNG liquefaction volumes are expected to be approximately 6.7 - 7.3 million tonnes. Outlook reflects ongoing maintenance at Prelude and lower expected liquefaction volumes from Egypt.
Upstream production is expected to be approximately 1,750 - 1,950 thousand boe/d.Production outlook reflects the closure of the Groningen gas field.
Marketing sales volumes are expected to be approximately 2,250 - 2,750 thousand b/d.
Refinery utilisation is expected to be approximately 75% - 83%, due to planned maintenance activities in North America. Chemicals manufacturing plant utilisation is expected to be approximately 62% - 70%.
Shell plc            Unaudited Condensed Interim Financial Report            11

Corporate Adjusted Earnings are expected to be a net expense of approximately $550 - $750 million in the fourth quarter 2023 and a net expense of approximately $2,750 - $2,950 million for the full year 2023. This excludes the impact of currency exchange rate and fair value accounting effects.
FORTHCOMING EVENTS
Fourth quarter 2023 and full year 2023 results and dividends are scheduled to be announced on February 1, 2024.
Shell plc            Unaudited Condensed Interim Financial Report            12

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
76,350	74,578	95,749	Revenue[1]	237,888	280,011
747	629	2,512	Share of profit/(loss) of joint ventures and associates	2,957	4,240
913	813	498	Interest and other income/(expenses)[2]	2,207	755
78,011	76,020	98,759	Total revenue and other income/(expenses)	243,052	285,006
49,144	51,492	70,684	Purchases	158,138	192,999
6,384	6,041	5,910	Production and manufacturing expenses	18,433	18,298
3,447	3,314	3,229	Selling, distribution and administrative expenses	9,811	9,392
267	297	220	Research and development	817	672
436	444	424	Exploration	1,283	1,063
5,911	7,872	6,124	Depreciation, depletion and amortisation[2]	20,069	12,071
1,131	1,211	734	Interest expense	3,507	2,140
66,720	70,671	87,324	Total expenditure	212,058	236,635
11,291	5,348	11,435	Income/(loss) before taxation	30,993	48,371
4,115	2,195	4,587	Taxation charge/(credit)	11,891	15,966
7,176	3,154	6,848	Income/(loss) for the period¹	19,102	32,405
132	20	104	Income/(loss) attributable to non-controlling interest	215	505
7,044	3,134	6,743	Income/(loss) attributable to Shell plc shareholders	18,887	31,899
1.06	0.46	0.93	Basic earnings per share ($)[3]	2.78	4.29
1.05	0.46	0.92	Diluted earnings per share ($)[3]	2.75	4.25
1.    See Note 2 “Segment information”.
2.    See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3.    See Note 4 “Earnings per share”.
Shell plc            Unaudited Condensed Interim Financial Report            13

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
7,176	3,154	6,848	Income/(loss) for the period	19,102	32,405
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(1,460)	(267)	(3,456)	– Currency translation differences	(1,174)	(5,841)
1	(7)	(25)	– Debt instruments remeasurements	13	(90)
141	100	(57)	– Cash flow hedging gains/(losses)	61	112
—	8	183	– Net investment hedging gains/(losses)	(44)	444
(39)	(53)	11	– Deferred cost of hedging	(94)	233
(72)	(10)	30	– Share of other comprehensive income/(loss) of joint ventures and associates	(118)	198
(1,429)	(229)	(3,315)	Total	(1,357)	(4,945)
			Items that are not reclassified to income in later periods:
180	(24)	126	– Retirement benefits remeasurements	125	7,556
(38)	16	(21)	– Equity instruments remeasurements	(15)	(454)
17	(24)	12	– Share of other comprehensive income/(loss) of joint ventures and associates	(15)	(26)
159	(32)	117	Total	95	7,076
(1,270)	(261)	(3,198)	Other comprehensive income/(loss) for the period	(1,262)	2,131
5,906	2,893	3,649	Comprehensive income/(loss) for the period	17,840	34,536
149	(15)	(38)	Comprehensive income/(loss) attributable to non-controlling interest	217	507
5,757	2,908	3,687	Comprehensive income/(loss) attributable to Shell plc shareholders	17,622	34,029

Shell plc            Unaudited Condensed Interim Financial Report            14

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	September 30, 2023	December 31, 2022
Assets
Non-current assets
Goodwill[1]	17,345	16,039
Other intangible assets	8,288	9,662
Property, plant and equipment	197,043	198,642
Joint ventures and associates	24,477	23,864
Investments in securities	3,329	3,362
Deferred tax[1]	5,537	7,815
Retirement benefits	9,654	10,200
Trade and other receivables	6,049	6,920
Derivative financial instruments²	524	582
	272,247	277,086
Current assets
Inventories	30,230	31,894
Trade and other receivables	52,077	66,510
Derivative financial instruments²	14,724	24,437
Cash and cash equivalents	43,031	40,246
	140,062	163,087
Assets classified as held for sale[1]	1,189	2,851
	141,251	165,938
Total assets	413,498	443,024
Liabilities
Non-current liabilities
Debt	72,028	74,794
Trade and other payables	3,920	3,432
Derivative financial instruments²	3,257	3,563
Deferred tax[1]	15,891	16,186
Retirement benefits	6,837	7,296
Decommissioning and other provisions	23,492	23,845
	125,423	129,116
Current liabilities
Debt	10,119	9,001
Trade and other payables	67,188	79,357
Derivative financial instruments²	9,444	23,779
Income taxes payable	4,372	4,869
Decommissioning and other provisions	3,223	2,910
	94,345	119,916
Liabilities directly associated with assets classified as held for sale[1]	786	1,395
	95,131	121,311
Total liabilities	220,555	250,427
Equity attributable to Shell plc shareholders	191,199	190,472
Non-controlling interest[1]	1,745	2,125
Total equity	192,943	192,597
Total liabilities and equity	413,498	443,024
1.    See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 7 “Derivative financial instruments and debt excluding lease liabilities”.

Shell plc            Unaudited Condensed Interim Financial Report            15

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2023	584	(726)	21,132	169,482	190,472	2,125	192,597
Comprehensive income/(loss) for the period	—	—	(1,263)	18,886	17,622	217	17,840
Transfer from other comprehensive income	—	—	(111)	111	—	—	—
Dividends³	—	—	—	(6,193)	(6,193)	(636)	(6,829)
Repurchases of shares[4]	(30)	—	30	(11,058)	(11,058)	—	(11,058)
Share-based compensation	—	466	(18)	(100)	349	—	349
Other changes	—	—	—	8	8	37	45
At September 30, 2023	555	(261)	19,769	171,136	191,199	1,745	192,943
At January 1, 2022	641	(610)	18,909	153,026	171,966	3,360	175,326
Comprehensive income/(loss) for the period	—	—	2,130	31,899	34,029	507	34,536
Transfer from other comprehensive income	—	—	13	(13)	—	—	—
Dividends[3]	—	—	—	(5,497)	(5,497)	(164)	(5,662)
Repurchases of shares[4]	(43)	—	43	(14,523)	(14,523)	—	(14,523)
Share-based compensation	—	444	18	133	594	—	594
Other changes	—	—	—	(46)	(46)	11	(35)
At September 30, 2022	598	(167)	21,113	164,978	186,523	3,715	190,237
1.    See Note 5 “Share capital”.
2.    See Note 6 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

Shell plc            Unaudited Condensed Interim Financial Report            16

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
11,291	5,348	11,435	Income before taxation for the period	30,993	48,371
			Adjustment for:
513	612	389	– Interest expense (net)	1,789	1,539
5,911	7,872	6,124	– Depreciation, depletion and amortisation[1]	20,069	12,071
186	204	218	– Exploration well write-offs	626	486
74	(53)	(93)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(24)	(621)
(747)	(629)	(2,512)	– Share of (profit)/loss of joint ventures and associates	(2,957)	(4,240)
749	884	814	– Dividends received from joint ventures and associates	2,529	2,985
(3,151)	1,171	484	– (Increase)/decrease in inventories	2,237	(11,263)
(1,126)	8,289	(98)	– (Increase)/decrease in current receivables	13,105	(14,168)
4,711	(4,619)	(4,544)	– Increase/(decrease) in current payables	(10,841)	9,606
(2,807)	(907)	3,334	– Derivative financial instruments	(6,050)	5,050
1	14	(87)	– Retirement benefits	31	282
70	(236)	(744)	– Decommissioning and other provisions	(250)	(183)
(150)	954	1,258	– Other[1]	474	4,841
(3,191)	(3,773)	(3,438)	Tax paid	(10,108)	(8,748)
12,332	15,130	12,539	Cash flow from operating activities	41,622	46,009
(5,259)	(4,614)	(5,268)	Capital expenditure	(16,033)	(16,182)
(350)	(436)	(95)	Investments in joint ventures and associates	(1,093)	(1,114)
(40)	(80)	(63)	Investments in equity securities	(154)	(218)
184	362	39	Proceeds from sale of property, plant and equipment and businesses	2,024	1,379
68	100	203	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	425	392
7	18	36	Proceeds from sale of equity securities	28	52
586	522	253	Interest received	1,555	505
701	1,908	496	Other investing cash inflows[1]	3,308	1,542
(724)	(794)	(650)	Other investing cash outflows	(2,141)	(1,886)
(4,827)	(3,015)	(5,049)	Cash flow from investing activities	(12,080)	(15,530)
88	(186)	(206)	Net increase/(decrease) in debt with maturity period within three months	(185)	566
			Other debt:
187	362	103	– New borrowings	964	239
(3,368)	(1,774)	(1,171)	– Repayments	(6,596)	(6,243)
(1,049)	(1,158)	(747)	Interest paid	(3,076)	(2,494)
(26)	(152)	(843)	Derivative financial instruments	22	(2,155)
6	2	4	Change in non-controlling interest	(22)	9
			Cash dividends paid to:
(2,179)	(1,983)	(1,818)	– Shell plc shareholders	(6,192)	(5,620)
(51)	(575)	(54)	– Non-controlling interest	(636)	(164)
(2,725)	(3,624)	(4,950)	Repurchases of shares	(10,640)	(13,963)
(30)	86	(25)	Shares held in trust: net sales/(purchases) and dividends received	(176)	(50)
(9,147)	(9,003)	(9,707)	Cash flow from financing activities	(26,535)	(29,876)
(421)	(93)	(774)	Effects of exchange rate changes on cash and cash equivalents	(222)	(1,596)
(2,063)	3,020	(2,992)	Increase/(decrease) in cash and cash equivalents	2,785	(993)
45,094	42,074	38,970	Cash and cash equivalents at beginning of period	40,246	36,970
43,031	45,094	35,978	Cash and cash equivalents at end of period	43,031	35,978
1. See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

Shell plc            Unaudited Condensed Interim Financial Report            17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 237 to 307) for the year ended December 31, 2022 as filed with the Registrar of Companies for England and Wales and the Autoriteit Financiële Markten (the Netherlands) and Form 20-F (pages 216 to 287) for the year ended December 31, 2022 as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2022 were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
On consolidation, assets and liabilities of non-dollar entities are translated to dollars at period-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at average rates. Until the end of 2022 this translation was performed at quarterly average rates. As from January 1, 2023 this translation is performed at monthly average rates. This change had no significant impact on Shell's financial reporting.
New standards adopted in 2023
IFRS 17 Insurance contracts (IFRS 17) as issued in 2017, with amendments published in 2020 and 2021, was adopted as from January 1, 2023. The adoption of IFRS 17 had no significant effect on Shell's financial reporting.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income taxes (IAS 12)), published in May 2021, was adopted as from January 1, 2023. The adoption of these amendments had no significant effect on Shell's financial reporting.
International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12) as issued on May 23, 2023, was adopted as from that date. The amendments to IAS 12 introduce a temporary mandatory relief from accounting for deferred tax that arises from legislation implementing OECD Pillar Two. On June 20, 2023, the United Kingdom substantively enacted Pillar Two. As required by the amendments to IAS 12, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions and management’s view on the future development of refining margins represent a significant estimate. Future long-term commodity price assumptions were subject to change in the second quarter 2023. These assumptions continue to apply for impairment testing purposes in the third quarter 2023.
The discount rate applied in assessing value in use represents a significant estimate. The discount rate applied was subject to change in the second quarter 2023.
2.    Segment information
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
Shell plc            Unaudited Condensed Interim Financial Report            18

INFORMATION BY SEGMENT

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
			Third-party revenue
8,338	7,938	14,471	Integrated Gas	27,208	40,948
1,617	1,533	1,623	Upstream	5,212	5,407
29,577	26,573	31,965	Marketing	82,430	92,222
27,779	28,656	37,649	Chemicals and Products	88,490	110,862
9,032	9,866	10,031	Renewables and Energy Solutions	34,517	30,534
7	12	10	Corporate	31	38
76,350	74,578	95,749	Total third-party revenue[1]	237,888	280,011
			Inter-segment revenue
2,472	2,940	5,666	Integrated Gas	8,946	13,374
10,277	8,859	13,164	Upstream	30,282	39,056
154	123	169	Marketing	439	423
569	508	696	Chemicals and Products	1,642	2,081
894	771	1,992	Renewables and Energy Solutions	3,140	4,756
—	—	—	Corporate	—	—
			CCS earnings
2,154	754	5,736	Integrated Gas	5,318	16,919
1,983	1,586	5,357	Upstream	6,349	14,843
702	970	757	Marketing	2,809	1,758
1,173	349	980	Chemicals and Products	3,322	4,183
600	530	(4,023)	Renewables and Energy Solutions	3,329	(5,732)
(460)	(701)	(543)	Corporate	(2,225)	(1,807)
6,152	3,488	8,264	Total CCS earnings[2]	18,901	30,163
1.Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Third quarter 2023 included income of $3,530 million (second quarter 2023: $4,247 million income; third quarter 2022: $440 million losses). This amount includes both the reversal of prior gains of $2,583 million (second quarter 2023: $27 million gains; third quarter 2022: $4,233 million losses) related to sales contracts and prior losses of $965 million (second quarter 2023: $88 million losses; third quarter 2022: $4,114 million gains) related to purchase contracts that were previously recognised and where physical settlement took place in the third quarter 2023.
2.See Note 3 "Reconciliation of income for the period to CCS Earnings, Operating expenses, Total Debt, and Cash capital expenditure".
Shell plc            Unaudited Condensed Interim Financial Report            19

3.Reconciliation of income for the period to CCS Earnings, Operating expenses, Total Debt, and Cash capital expenditure
RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
7,044	3,134	6,743	Income/(loss) attributable to Shell plc shareholders	18,887	31,899
132	20	104	Income/(loss) attributable to non-controlling interest	215	505
7,176	3,154	6,848	Income/(loss) for the period	19,102	32,405
			Current cost of supplies adjustment:
(1,304)	383	1,800	Purchases	(275)	(2,923)
327	(96)	(433)	Taxation	60	745
(47)	47	51	Share of profit/(loss) of joint ventures and associates	14	(63)
(1,024)	334	1,417	Current cost of supplies adjustment	(201)	(2,242)
			Of which:
(969)	326	1,354	Attributable to Shell plc shareholders	(162)	(2,099)
(55)	8	62	Attributable to non-controlling interest	(39)	(143)
6,152	3,488	8,264	CCS earnings	18,901	30,163
			Of which:
6,075	3,460	8,098	CCS earnings attributable to Shell plc shareholders	18,725	29,800
77	27	167	CCS earnings attributable to non-controlling interest	176	363
RECONCILIATION OF OPERATING EXPENSES

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
6,384	6,041	5,910	Production and manufacturing expenses	18,433	18,298
3,447	3,314	3,229	Selling, distribution and administrative expenses	9,811	9,392
267	297	220	Research and development	817	672
10,097	9,653	9,359	Operating expenses	29,062	28,363
RECONCILIATION OF TOTAL DEBT

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
September 30, 2023	June 30, 2023	September 30, 2022		September 30, 2023	September 30, 2022
10,119	12,114	8,046	Current debt	10,119	8,046
72,028	72,252	73,944	Non-current debt	72,028	73,944
82,147	84,366	81,990	Total debt	82,147	81,990

Shell plc            Unaudited Condensed Interim Financial Report            20

RECONCILIATION OF CASH CAPITAL EXPENDITURE

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
5,259	4,614	5,268	Capital expenditure	16,033	16,182
350	436	95	Investments in joint ventures and associates	1,093	1,114
40	80	63	Investments in equity securities	154	218
5,649	5,130	5,426	Cash capital expenditure	17,280	17,515
			Of which:
1,099	1,089	956	Integrated Gas	3,000	2,739
2,007	2,029	1,733	Upstream	5,906	6,298
917	670	746	Marketing	4,273	2,838
879	669	828	Chemicals and Products	2,160	3,051
659	556	1,086	Renewables and Energy Solutions	1,655	2,393
87	117	78	Corporate	285	196
4.    Earnings per share
EARNINGS PER SHARE

Quarters				Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
7,044	3,134	6,743	Income/(loss) attributable to Shell plc shareholders ($ million)	18,887	31,899

			Weighted average number of shares used as the basis for determining:
6,668.1	6,793.4	7,276.7	Basic earnings per share (million)	6,792.5	7,443.1
6,736.7	6,854.2	7,341.3	Diluted earnings per share (million)	6,856.7	7,505.9
5.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares			Nominal value ($ million)
	A	B	Ordinary shares	A	B	Ordinary shares	Total
At January 1, 2023			7,003,503,393			584	584
Repurchases of shares			(357,368,014)			(30)	(30)
At September 30, 2023			6,646,135,379			555	555
At January 1, 2022	4,101,239,499	3,582,892,954		345	296		641
Repurchases of shares before assimilation	—	(34,106,548)		—	(3)		(3)
Assimilation of ordinary A and B shares into ordinary shares on January 29, 2022	(4,101,239,499)	(3,548,786,406)	7,650,025,905	(345)	(293)	638	—
Repurchases of B shares on January 27 and 28, 2022, cancelled as ordinary shares on February 2 and 3, 2022			(507,742)			—	—
Repurchases of shares after assimilation			(481,555,025)			(40)	(40)
At September 30, 2022			7,167,963,138			598	598
1. Share capital at December 31, 2022, also included 50,000 issued and fully paid sterling deferred shares of £1 each, which were redeemed on March 27, 2023. Upon redemption, the sterling deferred shares were treated as cancelled and the Company's issued share capital was reduced by the nominal value of the shares redeemed in accordance with section 688 of the UK Companies Act 2006.
On January 29, 2022, as part of the simplification announced on December 20, 2021, the Company's A shares and B shares assimilated into a single line of ordinary shares. This is reflected in the above table.
Shell plc            Unaudited Condensed Interim Financial Report            21

At Shell plc’s Annual General Meeting on May 23, 2023, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €161 million (representing approximately 2,307 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2024, or the end of the Annual General Meeting to be held in 2024, unless previously renewed, revoked or varied by Shell plc in a general meeting.
6.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2023	37,298	154	196	1,140	(17,656)	21,132
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(1,263)	(1,263)
Transfer from other comprehensive income	—	—	—	—	(111)	(111)
Repurchases of shares	—	—	30	—	—	30
Share-based compensation	—	—	—	(18)	—	(18)
At September 30, 2023	37,298	154	227	1,121	(19,029)	19,769
At January 1, 2022	37,298	154	139	964	(19,646)	18,909
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	2,130	2,130
Transfer from other comprehensive income	—	—	—	—	13	13
Repurchases of shares	—	—	43	—	—	43
Share-based compensation	—	—	—	18	—	18
At September 30, 2022	37,298	154	183	981	(17,502)	21,113
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
7.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2022, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2023, are consistent with those used in the year ended December 31, 2022, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date. The movement of the derivative financial instruments between December 31, 2022 and September 30, 2023 is a decrease of $9,713 million for the current assets and a decrease of $14,335 million for the current liabilities.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	September 30, 2023	December 31, 2022
Carrying amount	54,293	56,152
Fair value¹	49,264	51,959
1.    Mainly determined from the prices quoted for these securities.
Shell plc            Unaudited Condensed Interim Financial Report            22

8. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income

Interest and other income

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
913	813	498	Interest and other income/(expenses)	2,207	755
			Of which:
618	599	346	Interest income	1,718	601
7	29	2	Dividend income (from investments in equity securities)	36	202
(75)	65	93	Net gains/(losses) on sales and revaluation of non-current assets and businesses	35	621
168	7	(12)	Net foreign exchange gains/(losses) on financing activities	(60)	170
195	113	69	Other	478	(838)
Purchases

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
49,144	51,492	70,684	Purchases	158,138	192,999
Purchases in the third quarter 2023 include a credit of $408 million pre-tax ($312 million post-tax) mainly related to set-off of claims in the third quarter 2023 leading to derecognition of a net payable position in respect of a previously novated gas supply contract (see Note 6 to the Consolidated Financial Statements for the year ended December 31, 2022).
Depreciation, depletion and amortisation

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
5,911	7,872	6,124	Depreciation, depletion and amortisation	20,069	12,071
			Of which:
5,716	5,708	5,665	Depreciation	17,120	16,662
359	2,490	466	Impairments	3,438	1,525
(163)	(326)	(8)	Impairment reversals	(489)	(6,117)
Impairments recognised in the third quarter 2023 of $359 million pre-tax ($299 million post-tax) mainly relate to various assets in Renewables and Energy Solutions and Chemicals and Products. Impairments recognised in the second quarter 2023 of $2,490 million pre-tax ($1,910 million post-tax) were mainly triggered by a change in the discount rate applied and mainly relate to an asset in Integrated Gas located in North America and various smaller impairments across segments. Impairments of $466 million pre-tax ($368 million post-tax) in the third quarter 2022 mainly relate to the classification of an Upstream asset as held for sale.
Condensed Consolidated Balance Sheet
Goodwill

$ million
	September 30, 2023	December 31, 2022
Goodwill	17,345	16,039
Goodwill as at September 30, 2023, includes $1,464 million goodwill recognised in the first quarter 2023, related to the acquisition of Nature Energy Biogas A/S. The accounting is provisional and is expected to be completed in the fourth quarter 2023.
Shell plc            Unaudited Condensed Interim Financial Report            23

Deferred tax

$ million
	September 30, 2023	December 31, 2022
Non-current assets
Deferred tax	5,537	7,815
Non-current liabilities
Deferred tax	15,891	16,186
Net deferred liability	(10,353)	(8,371)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.
Shell's net deferred tax position was a liability of $10,353 million at September 30, 2023 (December 31, 2022: $8,371 million). The net increase in the net deferred tax liability is mainly driven by a reduction of the deferred tax asset due to the utilisation of deferred tax.
Assets classified as held for sale

$ million
	September 30, 2023	December 31, 2022
Assets classified as held for sale	1,189	2,851
Liabilities directly associated with assets classified as held for sale	786	1,395
Assets classified as held for sale and associated liabilities at September 30, 2023, principally relate to various Renewables and Energy Solutions projects and an Integrated Gas project held for sale. The major classes of assets and liabilities classified as held for sale at September 30, 2023, are Trade and other receivables ($594 million; December 31, 2022: $95 million), Property plant and equipment ($372 million; December 31, 2022: $2,526 million) and Trade and other payables ($776 million; December 31, 2022: $278 million).
Non-controlling interest

$ million
	September 30, 2023	December 31, 2022
Non-controlling interest	1,745	2,125
The change in non-controlling interest is mainly driven by dividend payments to non-controlling shareholders during the second quarter 2023.
Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
(150)	954	1,258	Other	474	4,841
Cash flow from operating activities - Other for the third quarter 2023 includes $630 million of net outflows (second quarter 2023: $764 million net inflows; third quarter 2022: $625 million net inflows) due to the timing of payments relating to emissions and biofuel programmes in Europe and North America and $336 million (second quarter 2023: $29 million; third quarter 2022: $478 million) in relation to reversal of currency exchange losses on Cash and cash equivalents.
Other investing cash inflows

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
701	1,908	496	Other investing cash inflows	3,308	1,542
Other investing cash inflows in the second quarter 2023 mainly relate to repayments of short-term debt securities and short-term loans.
Shell plc            Unaudited Condensed Interim Financial Report            24

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings and Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”)
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.
Adjusted earnings

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
7,044	3,134	6,743	Income/(loss) attributable to Shell plc shareholders	18,887	31,899
(969)	326	1,354	Add: Current cost of supplies adjustment attributable to Shell plc shareholders[1]	(162)	(2,099)
			Of which:
(56)	49	(11)	Marketing	112	(515)
(913)	277	1,365	Chemicals and Products	(273)	(1,584)
6,075	3,460	8,098	CCS earnings attributable to Shell plc shareholders[1]	18,725	29,800
			Of which:
2,154	754	5,736	Integrated Gas	5,318	16,919
1,983	1,586	5,357	Upstream	6,349	14,843
702	970	757	Marketing	2,809	1,758
1,173	349	980	Chemicals and Products	3,322	4,183
600	530	(4,023)	Renewables and Energy Solutions	3,329	(5,732)
(460)	(701)	(543)	Corporate	(2,225)	(1,807)
77	27	167	Less: Non-controlling interest	176	363
(149)	(1,613)	(1,356)	Less: Identified items attributable to Shell plc shareholders	(2,219)	(255)
			Of which:
(375)	(1,744)	3,417	Integrated Gas	(4,625)	6,750
(238)	(98)	(539)	Upstream	(357)	585
(18)	76	(63)	Marketing	320	(550)
(207)	(100)	208	Chemicals and Products	(285)	208
667	301	(4,406)	Renewables and Energy Solutions	2,778	(7,184)
22	(48)	28	Corporate	(50)	(62)
—	—	2	Less: Non-controlling interest	—	2
6,224	5,073	9,454	Adjusted Earnings	20,944	30,055
			Of which:
2,529	2,498	2,319	Integrated Gas	9,944	10,169
2,221	1,684	5,896	Upstream	6,706	14,258
720	894	820	Marketing	2,488	2,308
1,380	450	772	Chemicals and Products	3,607	3,975
(67)	228	383	Renewables and Energy Solutions	551	1,452
(482)	(654)	(571)	Corporate	(2,175)	(1,745)
77	27	165	Less: Non-controlling interest	176	361
1 See Note 2 “Segment information”.
Shell plc            Unaudited Condensed Interim Financial Report            25

Adjusted EBITDA

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
6,224	5,073	9,454	Adjusted Earnings	20,944	30,055
77	27	165	Add: Non-controlling interest	176	361
3,621	2,813	5,621	Add: Taxation charge/(credit) excluding tax impact of identified items	11,553	14,587
			Of which:
845	831	1,549	Integrated Gas	2,771	3,764
2,155	1,688	3,414	Upstream	6,707	8,910
288	243	285	Marketing	797	791
232	(48)	318	Chemicals and Products	565	861
65	101	49	Renewables and Energy Solutions	334	349
37	(2)	6	Corporate	379	(88)
5,716	5,708	5,665	Add: Depreciation, depletion and amortisation excluding impairments	17,120	16,662
			Of which:
1,413	1,447	1,440	Integrated Gas	4,300	4,130
2,771	2,778	3,014	Upstream	8,358	8,945
495	454	393	Marketing	1,383	1,157
951	914	716	Chemicals and Products	2,763	2,156
82	110	97	Renewables and Energy Solutions	303	261
4	4	5	Corporate	13	13
186	203	218	Add: Exploration well write-offs	625	486
			Of which:
35	23	81	Integrated Gas	59	133
151	180	137	Upstream	566	353
1,130	1,210	734	Add: Interest expense excluding identified items	3,504	2,139
			Of which:
51	29	20	Integrated Gas	110	56
119	120	85	Upstream	372	235
23	12	7	Marketing	40	25
41	(5)	(1)	Chemicals and Products	39	12
1	1	(2)	Renewables and Energy Solutions	3	—
895	1,053	625	Corporate	2,941	1,811
618	599	346	Less: Interest income	1,718	601
			Of which:
1	1	16	Integrated Gas	2	16
5	3	7	Upstream	13	16
8	—	—	Marketing	8	—
13	11	8	Chemicals and Products	33	16
1	2	(3)	Renewables and Energy Solutions	5	(3)
590	582	318	Corporate	1,657	556
16,336	14,435	21,512	Adjusted EBITDA	52,204	63,689
			Of which:
4,871	4,827	5,393	Integrated Gas	17,180	18,237
7,412	6,447	12,539	Upstream	22,696	32,682
1,519	1,604	1,505	Marketing	4,700	4,280
2,591	1,300	1,797	Chemicals and Products	6,940	6,988
79	438	530	Renewables and Energy Solutions	1,186	2,064
(136)	(180)	(251)	Corporate	(499)	(562)
(1,351)	430	1,850	Less: Current cost of supplies adjustment before taxation	(261)	(2,986)
			Of which:
(70)	54	(28)	Marketing	140	(691)
(1,280)	376	1,878	Chemicals and Products	(401)	(2,295)
(13)	327	(1,687)	Joint ventures and associates (dividends received less profit)	(167)	(2,800)
Shell plc            Unaudited Condensed Interim Financial Report            26

			Of which:
(40)	119	(236)	Integrated Gas	32	(610)
43	28	(1,543)	Upstream	(443)	(2,843)
(15)	26	5	Marketing	91	125
(23)	112	128	Chemicals and Products	78	518
21	41	(43)	Renewables and Energy Solutions	72	8
—	—	1	Corporate	2	2
(2,549)	(777)	1,135	Derivative financial instruments	(5,112)	2,676
			Of which:
(454)	(201)	3,591	Integrated Gas	(3,071)	7,053
(20)	9	47	Upstream	—	(35)
7	(15)	(67)	Marketing	(28)	(49)
(372)	(206)	410	Chemicals and Products	235	(243)
(1,407)	(170)	(2,695)	Renewables and Energy Solutions	(1,719)	(3,676)
(304)	(193)	(151)	Corporate	(528)	(375)
(3,191)	(3,773)	(3,438)	Tax paid	(10,108)	(8,748)
			Of which:
(679)	(1,279)	(845)	Integrated Gas	(2,843)	(2,112)
(2,090)	(2,346)	(2,372)	Upstream	(6,455)	(6,060)
(224)	(169)	(112)	Marketing	(464)	(333)
52	(113)	(44)	Chemicals and Products	(211)	(71)
(258)	(86)	(11)	Renewables and Energy Solutions	(350)	(50)
8	220	(54)	Corporate	214	(121)
(35)	507	1,025	Other	42	4,031
			Of which:
(38)	(46)	(67)	Integrated Gas	(52)	195
(87)	(391)	15	Upstream	(510)	282
55	103	30	Marketing	190	(95)
(531)	714	551	Chemicals and Products	80	2,616
342	11	(138)	Renewables and Energy Solutions	367	(158)
223	116	635	Corporate	(34)	1,191
433	4,840	(4,157)	(Increase)/decrease in working capital	4,502	(15,825)
			Of which:
348	208	(1,174)	Integrated Gas	2,677	(1,479)
78	772	(343)	Upstream	374	(1,610)
(533)	(83)	910	Marketing	(971)	(3,304)
(619)	679	2,421	Chemicals and Products	(744)	(2,316)
1,188	2,958	(5,694)	Renewables and Energy Solutions	4,693	(7,256)
(30)	306	(279)	Corporate	(1,528)	141
12,332	15,130	12,539	Cash flow from operating activities	41,622	46,009
			Of which:
4,009	3,628	6,664	Integrated Gas	13,923	21,283
5,336	4,519	8,343	Upstream	15,663	22,417
880	1,412	2,299	Marketing	3,378	1,315
2,379	2,110	3,385	Chemicals and Products	6,779	9,787
(34)	3,192	(8,051)	Renewables and Energy Solutions	4,249	(9,068)
(238)	269	(100)	Corporate	(2,372)	276
Identified items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items. Identified items in the table below are presented on a net basis.
Shell plc            Unaudited Condensed Interim Financial Report            27

IDENTIFIED ITEMS

Quarters				$ million	Nine months
Q3 2023		Q2 2023	Q3 2022		2023	2022
				Identified items included in Income/(loss) before taxation
(75)		65	92	Divestment gains/(losses)	35	636
(196)		(2,164)	(458)	Impairment reversals/(impairments)	(2,952)	3,038
(20)		(24)	(26)	Redundancy and restructuring	(54)	22
—		—	29	Provisions for onerous contracts	(24)	(508)
258		130	(2,199)	Fair value accounting of commodity derivatives and certain gas contracts	939	(2,374)
50	[1]	(142)	608	Other	116	(432)
17		(2,136)	(1,955)	Total identified items included in Income/(loss) before taxation	(1,941)	381
167		(523)	(601)	Less: total identified items included in Taxation charge/(credit)	278	634
				Identified items included in income/(loss) for the period
(68)		50	99	Divestment gains/(losses)	50	465
(167)		(1,661)	(363)	Impairment reversals/(impairments)	(2,284)	1,384
(14)		(17)	(29)	Redundancy and restructuring	(35)	25
—		—	17	Provisions for onerous contracts	(18)	(487)
121		46	(998)	Fair value accounting of commodity derivatives and certain gas contracts	52	(761)
(51)		45	(81)	Impact of exchange rate movements on tax balances	8	(131)
29		(77)	1	Other	7	(749)
(149)		(1,613)	(1,354)	Impact on CCS earnings	(2,219)	(253)
				Of which:
(375)		(1,744)	3,417	Integrated Gas	(4,625)	6,750
(238)		(98)	(539)	Upstream	(357)	585
(18)		76	(63)	Marketing	320	(550)
(207)		(100)	208	Chemicals and Products	(285)	208
667		301	(4,406)	Renewables and Energy Solutions	2,778	(7,184)
22		(48)	28	Corporate	(50)	(62)
—		—	2	Impact on CCS earnings attributable to non-controlling interest	—	2
(149)		(1,613)	(1,356)	Impact on CCS earnings attributable to Shell plc shareholders	(2,219)	(255)
1.Mainly consists of a credit in relation to a previously novated gas supply contract (see Note 8) partly offset by the recognition of a legal provision.
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit / (loss) of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the
Shell plc            Unaudited Condensed Interim Financial Report            28

inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 4).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
5,259	4,614	5,268	Capital expenditure	16,033	16,182
			Of which:
958	803	918	Integrated Gas	2,458	2,614
2,013	1,936	1,743	Upstream	5,701	6,069
893	656	733	Marketing	4,225	2,702
803	663	828	Chemicals and Products	2,077	3,049
523	483	993	Renewables and Energy Solutions	1,382	1,654
68	72	54	Corporate	190	94
350	436	95	Investments in joint ventures and associates	1,093	1,114
			Of which:
141	286	38	Integrated Gas	543	124
(6)	93	(10)	Upstream	205	229
24	14	13	Marketing	47	136
76	3	–	Chemicals and Products	82	2
114	46	48	Renewables and Energy Solutions	205	616
1	(6)	6	Corporate	11	7
40	80	63	Investments in equity securities	154	218
			Of which:
–	–	–	Integrated Gas	–	–
–	–	–	Upstream	–	–
–	–	–	Marketing	–	–
–	2	–	Chemicals and Products	2	1
21	27	45	Renewables and Energy Solutions	68	122
19	51	18	Corporate	84	96
5,649	5,130	5,426	Cash capital expenditure	17,280	17,515
			Of which:
1,099	1,089	956	Integrated Gas	3,000	2,739
2,007	2,029	1,733	Upstream	5,906	6,298
917	670	746	Marketing	4,273	2,838
879	669	828	Chemicals and Products	2,160	3,051
659	556	1,086	Renewables and Energy Solutions	1,655	2,393
87	117	78	Corporate	285	196
Shell plc            Unaudited Condensed Interim Financial Report            29

D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.
ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q3 2023	Q2 2023	Q3 2022
Income - current and previous three quarters	29,571	29,242	44,009
Interest expense after tax - current and previous three quarters	3,204	2,941	2,273
Income before interest expense - current and previous three quarters	32,775	32,183	46,282
Capital employed – opening	272,227	278,039	262,074
Capital employed – closing	275,090	276,460	272,227
Capital employed – average	273,659	277,250	267,150
ROACE on a Net income basis	12.0%	11.6%	17.3%
ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q3 2023	Q2 2023	Q3 2022
Adjusted Earnings - current and previous three quarters (Reference A)	30,758	33,988	36,446
Add: Income/(loss) attributable to NCI - current and previous three quarters	275	247	649
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(12)	105	(180)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	13	15	(9)
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	31,008	34,325	36,924
Add: Interest expense after tax - current and previous three quarters	3,204	2,941	2,273
Adjusted Earnings plus NCI excluding identified items before interest expense - current and previous three quarters	34,211	37,265	39,197
Capital employed - average	273,659	277,250	267,150
ROACE on an Adjusted Earnings plus NCI basis	12.5%	13.4%	14.7%
E.    Gearing and Net debt
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
Shell plc            Unaudited Condensed Interim Financial Report            30

$ million	Quarters
	September 30, 2023	June 30, 2023	September 30, 2022
Current debt	10,119	12,114	8,046
Non-current debt	72,028	72,252	73,944
Total debt	82,147	84,366	81,990
Of which lease liabilities	27,854	27,587	26,560
Add: Debt-related derivative financial instruments: net liability/(asset)	3,116	2,773	4,470
Add: Collateral on debt-related derivatives: net liability/(asset)	(1,762)	(1,736)	(2,139)
Less: Cash and cash equivalents	(43,031)	(45,094)	(35,978)
Net debt	40,470	40,310	48,343
Add: Total equity	192,943	192,094	190,237
Total capital	233,414	232,404	238,581
Gearing	17.3%	17.3%	20.3%
F.    Operating expenses and Underlying operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.
Shell plc            Unaudited Condensed Interim Financial Report            31

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
6,384	6,041	5,910	Production and manufacturing expenses	18,433	18,298
			Of which:
1,125	1,082	1,157	Integrated Gas	3,341	3,697
2,266	2,095	2,078	Upstream	6,591	6,940
213	195	152	Marketing	643	641
2,021	2,069	1,908	Chemicals & Products	5,965	5,406
760	598	680	Renewables & Energy Solutions	1,878	1,643
(1)	3	(64)	Corporate	14	(27)
3,447	3,314	3,229	Selling, distribution and administrative expenses	9,811	9,392
			Of which:
52	45	41	Integrated Gas	123	169
5	58	25	Upstream	120	157
2,123	2,051	1,867	Marketing	5,970	5,306
828	787	884	Chemicals & Products	2,436	2,657
286	257	226	Renewables & Energy Solutions	787	671
152	116	186	Corporate	375	432
267	297	220	Research and development	817	672
			Of which:
30	26	30	Integrated Gas	84	76
135	122	74	Upstream	365	288
59	68	47	Marketing	183	134
47	52	53	Chemicals & Products	139	120
(4)	29	17	Renewables & Energy Solutions	45	55
—	—	—	Corporate	—	—
10,097	9,653	9,359	Operating expenses	29,062	28,363
			Of which identified items:
(19)	(23)	(26)	Redundancy and restructuring (charges)/reversal	(51)	23
(343)	(23)	561	(Provisions)/reversal	(376)	177
—	—	—	Other	—	(143)
(362)	(45)	535	Total identified items	(426)	57
9,735	9,607	9,893	Underlying operating expenses	28,635	28,419
G.    Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
12,332	15,130	12,539	Cash flow from operating activities	41,622	46,009
(4,827)	(3,015)	(5,049)	Cash flow from investing activities	(12,080)	(15,530)
7,505	12,116	7,490	Free cash flow	29,542	30,479
259	480	278	Less: Divestment proceeds (Reference I)	2,477	1,824
(3)	2	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")	—	—
3	166	661	Add: Cash outflows related to inorganic capital expenditure[1]	2,316	3,234
7,246	11,804	7,872	Organic free cash flow[2]	29,381	31,890
Shell plc            Unaudited Condensed Interim Financial Report            32

1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities and cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
12,332	15,130	12,539	Cash flow from operating activities	41,622	46,009
			Of which:
4,009	3,628	6,664	Integrated Gas	13,923	21,283
5,336	4,519	8,343	Upstream	15,663	22,417
880	1,412	2,299	Marketing	3,378	1,315
2,379	2,110	3,385	Chemicals and Products	6,779	9,787
(34)	3,192	(8,051)	Renewables and Energy Solutions	4,249	(9,068)
(238)	269	(100)	Corporate	(2,372)	276
(3,151)	1,171	484	(Increase)/decrease in inventories	2,237	(11,263)
(1,126)	8,289	(98)	(Increase)/decrease in current receivables	13,105	(14,168)
4,711	(4,619)	(4,544)	Increase/(decrease) in current payables	(10,841)	9,606
433	4,840	(4,157)	(Increase)/decrease in working capital	4,502	(15,825)
11,899	10,290	16,696	Cash flow from operating activities excluding working capital movements	37,120	61,834
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million	Nine months
Q3 2023	Q2 2023	Q3 2022		2023	2022
184	362	39	Proceeds from sale of property, plant and equipment and businesses	2,024	1,379
68	100	203	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	425	392
7	18	36	Proceeds from sale of equity securities	28	52
259	480	278	Divestment proceeds	2,477	1,824
Shell plc            Unaudited Condensed Interim Financial Report            33

CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Interim Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Interim Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking Statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2022 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, November 2, 2023. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s Net Carbon Intensity
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “Net Carbon Intensity”, which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Intensity” is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell plc            Unaudited Condensed Interim Financial Report            34

Shell’s net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Intensity (NCI) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCI target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking Non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This Unaudited Condensed Interim Financial Report contains inside information.
November 2, 2023
The information in this Unaudited Condensed Interim Financial Report reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Caroline J.M. Omloo, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

Shell plc            Unaudited Condensed Interim Financial Report            35

APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023
▪Cash and cash equivalents decreased to $43.0 billion at September 30, 2023, from $45.1 billion at June 30, 2023.
▪Cash flow from operating activities was an inflow of $12.3 billion for the third quarter 2023, which included a positive working capital movement of $0.4 billion.
▪Cash flow from investing activities was an outflow of $4.8 billion for the third quarter 2023, mainly driven by capital expenditure of $5.3 billion and other investing cash outflows of 0.7, partly offset by other investing cash inflows of $0.7 billion.
▪Cash flow from financing activities was an outflow of $9.1 billion for the third quarter 2023, mainly driven by debt repayments of $3.4 billion, repurchases of shares of $2.7 billion and dividend payments to Shell plc shareholders of $2.2 billion.
▪Total current and non-current debt decreased to $82.1 billion at September 30, 2023, compared with $84.4 billion at June 30, 2023. Total debt excluding lease liabilities decreased by $2.5 billion and the carrying amount of lease liabilities increased by $0.3 billion. In the third quarter 2023, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $2.2 billion in the third quarter 2023, compared with $1.8 billion in the third quarter 2022.
▪Dividends of $0.3310 per share are announced on November 2, 2023, in respect of the third quarter 2023. These dividends are payable on December 20, 2023.
LIQUIDITY AND CAPITAL RESOURCES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023
▪Cash and cash equivalents increased to $43.0 billion at September 30, 2023, from $36.0 billion at September 30, 2022.
▪Cash flow from operating activities was an inflow of $41.6 billion for the nine months ended September 30, 2023 , which included a positive working capital movement of $4.5 billion.
▪Cash flow from investing activities was an outflow of $12.1 billion for the nine months ended September 30, 2023, mainly driven by capital expenditure of $16.0 billion and other investing cash outflows of $2.1 billion, partly offset by other investing cash inflows of $3.3 billion and proceeds from sale of property, plant and equipment and businesses of $2.0 billion.
▪Cash flow from financing activities was an outflow of $26.5 billion for the nine months ended September 30, 2023, mainly driven by repurchases of shares of $10.6 billion, debt repayments of $6.6 billion, and dividend payments to Shell plc shareholders of $6.2 billion.
▪Total current and non-current debt increased to $82.1 billion at September 30, 2023, compared with $82.0 billion at September 30, 2022. Total debt excluding lease liabilities decreased by $1.1 billion and the carrying amount of lease liabilities increased by $1.3 billion. In the the nine months ended September 30, 2023, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $6.2 billion in the nine months ended September 30, 2023, compared with $5.6 billion in the nine months ended September 30, 2022.

Shell plc            Unaudited Condensed Interim Financial Report            36

CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at September 30, 2023. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
September 30, 2023
Equity attributable to Shell plc shareholders	191,199

Current debt	10,119
Non-current debt	72,028
Total debt[A]	82,147
Total capitalisation	273,345
[A] Of the total carrying amount of debt at September 30, 2023, $53.5 billion was unsecured, $28.7 billion was secured and $49.1 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2022: $51.0 billion).

Shell plc            Unaudited Condensed Interim Financial Report            37